**Mail Stop 4561**
**Via fax: +81-3-5259-6311**

May 18, 2010

Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg
1-105 Kanda Jinbo-cho
Chiyoda-ku,
Tokyo, Japan 101-0051

> **Re:  Internet Initiative Japan Inc.**
> **Form 20-F for the Year Ended March 31, 2009**
> **Filed on September 29, 2009**
> **File No. 000-30204**

Dear Mr. Watai:

We have reviewed your response letter dated April 30, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 2, 2010.

Form 20-F for the Year Ended March 31, 2009

Item 17.  Financial Statements

Note 1.  Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

1.      As previously requested, considering the quarterly information provided in your response to comment 2 in our letter dated March 4, 2010, please clarify how you determined your results of operations did not vary materially from use of the completed contract versus the percentage-of-completion method of accounting on a <u>quarterly</u> basis.  As previously noted, it appears that use of the completed

contract method resulted in differences to pre-tax net income for both Q2 and Q4 for the year ended March 31, 2009 by approximately 12% and 21%, respectively. Please provide your analysis that supports your conclusions that these differences are not material to your <u>quarterly</u> results, and tell us how you determined that use of the completed contract method of accounting is appropriate for all your construction arrangements.

2.      In addition, you indicate that when contracts are "put in hand" near the end of a quarter, the difference in results of operations may appear to be large but are resolved the following quarter.  Your further state many customers set their goal to complete their systems construction within the fiscal year.  Tell us what you mean by "put in hand."  Also, please explain further how these statements support your assertion that the differences between the percentage of completion and completed contract method were not material to any of your quarterly financial statements.

3.      Your response to comment 12 of our letter dated September 30, 2009, states that no revenue is allocated to the delivered items in your systems construction arrangements as the customer may return all of the equipment or the system. Please clarify whether the fees for the services (along with the hardware) are refundable under these arrangements, and if so, explain further how this factored into your decision to use the completed contract method.  To the extent the return rights impacted your accounting for these arrangements, tell us what factors you considered in evaluating such rights (i.e. terms of acceptance provision, payment terms, acceptance period, etc.).

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 me at (202) 551-3499 if you have any questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief